TOWER
SEMICONDUCTOR  LTD.

P.O. Box 619, Migdal Haemek, 21305 Israel (972-6) 650-6611
FAX (972-6) 654-7788

December 13, 2005

Via EDGAR
Securities and Exchange Commission
100 F Street N.E.
Washington D.C. 20549-1627
Attention: Peggy A. Fisher

Re:	Tower Semiconductor Ltd. Registration Statement on Form F-1 File No.: 333-126909

Dear Ms. Fisher:

        Tower Semiconductor Ltd. hereby requests acceleration of the effective time of the above-referenced registration statement to Thursday, December 15, 2005, at 12:00 noon or as soon thereafter as is possible.

Respectfully submitted, TOWER SEMICONDUCTOR LTD. By: /s/Oren Shirazi —————————————— Oren Shirazi Chief Financial Officer